UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2022

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ⌧ Form 40-F ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ⌧
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ⌧

Investor Relations PRESS RELEASE

Televisa Reports Fourth Quarter and Full Year 2021 Results

2021 Highlights
Consolidated
•	Revenue and Operating Segment Income (“OSI”) grew by 6.3% and 7.3%, respectively.
Cable
•	Solid revenue and OSI growth of 5.8% and 7.3%, respectively.
•	Organic growth of 501.3 thousand Revenue Generating Units (“RGUs”), reaching a total of approximately 14.6 million.
•	Successfully achieved our plan to pass 2 million homes with fiber-to-the-home (“FTTH”).
Sky
•	Revenue and OSI fell by 0.5% and 6.9%, respectively, translating into a 38.6% margin.
•	OSI impacted by the amortization of certain sporting events that were cancelled in 2020 due to the COVID-19 pandemic.
•	Total RGUs of 8.2 million, with 22.1 thousand net-adds.
Content
•	The top 20 most watched programs in Mexico were produced and transmitted by Televisa.
•	Revenue up by 10.2% driven by strong advertising activity from the private sector.
•	OSI growth of 11.5% with a margin of 38.3% – the highest Content margin since 2016.
•	Forecasted increase in advertising customer deposits for 2022 of 12.8%, representing the best upfront performance on Televisa’s history.

Earnings Call Date and Time: Friday, February 25, 2022, at 09:00 A.M. ET.

Conference ID # is 8966478
From the U.S.: +1 (833) 353 0403	From Mexico: 800 926 9147
International callers: +1 (630) 652 5765	Rebroadcast: +1 (404) 537-3406

The teleconference will be rebroadcast starting at 12:00 P.M. ET on February 25 and will end at midnight on March 11.

Consolidated Results

Mexico City, February 24, 2022 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the full year and fourth quarter of 2021. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2021 and 2020, in millions of Mexican pesos.

	2021	Margin %	2020	Margin %	Change %
Net sales	103,521.8	100.0	97,361.6	100.0	6.3
Operating segment income[1]	43,475.5	39.2	40,510.9	38.8	7.3
1 The operating segment income margin is calculated as a percentage of segment net sales.
Net sales, increased by 6.3% to Ps.103,521.8 million in 2021 compared with Ps.97,361.6 million in 2020. This increased was due to revenue growth in the Content, Cable and Other Businesses segments. Operating segment income increased by 7.3%, translating into a 39.2% margin.

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2021 and 2020, in millions of Mexican pesos:

	2021	Margin %	2020	Margin %	Change %
Net sales	103,521.8	100.0	97,361.6	100.0	6.3
Net income	6,578.2	6.4	302.8	0.3	n/a
Net income (loss) attributable to stockholders of the Company	5,386.5	5.2	(1,250.3)	(1.3)	n/a
Segment net sales	111,018.5	100.0	104,390.8	100.0	6.3
Operating segment income (1)	43,475.5	39.2	40,510.9	38.8	7.3
(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net income or loss attributable to stockholders of the Company amounted to a net income of Ps.5,386.5 million for 2021, compared with a net loss of Ps.1,250.3 million for 2020. The favorable net change of Ps.6,636.8 million, reflected (i) a Ps.9,298.5 million favorable change in share of income or loss of associates and joint ventures, net; (ii) a Ps.2,655.1 million increase in income before depreciation and amortization; (iii) a Ps.2,160.3 million increase in other income, net; and (iv) a Ps.361.4 million decrease in net income attributable to non-controlling interests.

These favorable changes were partially offset by (i) a Ps.5,415.0 million increase in finance expense, net; (ii) a Ps.2,266.0 million increase in income taxes; and (iii) a Ps.157.5 million increase in depreciation and amortization.

Dividend

The Company’s Board of Directors approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares not in the form of a CPO. This dividend is subject to the approval of the Company’s stockholders.

Full year results by business segment

The following table presents full year consolidated results ended December 31, 2021 and 2020, for each of our business segments, in millions of Mexican pesos.

Net Sales	2021	%	2020	%	Change %
Cable	48,020.9	43.3	45,367.1	43.5	5.8
Sky	22,026.6	19.8	22,134.7	21.2	(0.5)
Content	35,941.9	32.4	32,613.0	31.2	10.2
Other Businesses	5,029.1	4.5	4,276.0	4.1	17.6
Segment Net Sales	111,018.5	100.0	104,390.8	100.0	6.3
Intersegment Operations[1]	(7,496.7)		(7,252.5)
Net Sales	103,521.8		97,138.3		6.6
Disposed Operations[3]	-	n/a	223.3	n/a	n/a
Consolidated Net Sales	103,521.8		97,361.6		6.3

Operating Segment Income[2]	2021	Margin %	2020	Margin %	Change %
Cable	20,285.0	42.2	18,898.3	41.7	7.3
Sky	8,504.2	38.6	9,135.3	41.3	(6.9)
Content	13,779.0	38.3	12,360.8	37.9	11.5
Other Businesses	907.3	18.0	116.5	2.7	678.8
Operating Segment Income[2]	43,475.5	39.2	40,510.9	38.8	7.3
Corporate Expenses	(2,203.5)	(2.0)	(1,882.9)	(1.8)	(17.0)
Depreciation and Amortization	(21,418.3)	(20.7)	(21,260.8)	(21.8)	(0.7)
Other Income, net	2,394.0	2.3	233.7	0.2	n/a
Intersegment Operations[1]	(64.4)	(0.1)	(71.5)	(0.1)	9.9
Disposed Operations[3]	-	n/a	(4)	n/a	n/a
Operating Income	22,183.3	21.4	17,525.4	18.0	26.6
[1] For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2] Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income or expense, net.
[3] The sale of the Company’s Radio business was concluded on July 2nd, 2020. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the year ended December 31, 2020.

Fourth quarter results by business segment

The following table presents fourth quarter consolidated results ended December 31, 2021 and 2020, for each of our business segments. Fourth quarter consolidated results for 2021 and 2020 are presented in millions of Mexican pesos.

Net Sales	4Q’21%		4Q’20%		Change %
Cable	12,296.2	40.1	11,825.7	39.8	4.0
Sky	5,372.3	17.5	5,616.7	18.9	(4.4)
Content	11,559.3	37.7	11,111.5	37.4	4.0
Other Businesses	1,448.2	4.7	1,170.0	3.9	23.8
Segment Net Sales	30,676.0	100.0	29,723.9	100.0	3.2
Intersegment Operations[1]	(1,864.2)		(1,941.2)
Net Sales	28,811.8		27,782.7		3.7
Consolidated Net Sales	28,811.8		27,782.7		3.7

Operating Segment Income[2]	4Q’21	Margin %	4Q’20	Margin %	Change %
Cable	5,365.8	43.6	4,954.8	41.9	8.3
Sky	1,845.4	34.4	2,143.2	38.2	(13.9)
Content	5,443.7	47.1	5,371.4	48.3	1.3
Other Businesses	368.5	25.4	164.6	14.1	123.9
Operating Segment Income[2]	13,023.4	42.5	12,634.0	42.5	3.1
Corporate Expenses	(741.6)	(2.4)	(718.2)	(2.4)	(3.3)
Depreciation and Amortization	(5,676.6)	(19.7)	(5,639.3)	(20.3)	(0.7)
Other Income (Expense), net	3,239.5	11.2	(423.7)	(1.5)	n/a
Intersegment Operations[1]	(18.8)	(0.1)	(16.3)	(0.1)	(15.3)
Operating Income	9,825.9	34.1	5,836.5	21.0	68.4
[1] For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2] Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income or expense, net.

Cable

Total net additions for the quarter were over 217.8 thousand RGUs. Quarterly growth was mainly driven by 131.5 thousand voice net additions and 58.3 thousand broadband net additions. Video RGUs increased by 10.9 thousand, reverting the negative trend of the last five consecutive quarters.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2021 and 2020.

RGUs	4Q’21 Net Adds	2021 Net Adds	2021	2020
Video	10,931	(118,222)	4,166,460	4,284,682
Broadband	58,319	218,243	5,649,102	5,430,859
Voice	131,527	320,735	4,617,265	4,296,530
Mobile	17,072	80,536	156,051	75,515
Total RGUs	217,849	501,292	14,588,878	14,087,586

Fourth quarter sales increased by 4.0% to Ps.12,296.2 million compared with Ps.11,825.7 million in the fourth quarter of 2020 driven by solid RGU net additions in voice and broadband, and strong revenue performance in our Enterprise operations.

Full year sales increased by 5.8% to Ps.48,020.9 million compared with Ps.45,367.1 million in 2020. Total RGUs reached 14.6 million. Total net additions for the year were 501.3 thousand.

Fourth quarter operating segment income increased by 8.3% to Ps.5,365.8 million compared with Ps. 4,954.8 million in the fourth quarter of 2020. The margin reached 43.6%.

Full year operating segment income increased by 7.3% to Ps.20,285.0 million compared with Ps.18,898.3 million in 2020. The margin reached 42.2%.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our MSO and Enterprise operations for the fourth quarter of 2021 and 2020, and for the full year of 2021 and 2020.

MSO Operations (1) Millions of Mexican pesos	2021	2020	Change %	4Q’21	4Q’20	Change %
Revenue	42,890.0	40,441.4	6.1	11,036.9	10,529.4	4.8
Operating Segment Income	18,387.5	17,091.4	7.6	4,846.1	4,471.4	8.4
Margin (%)	42.9	42.3		43.9	42.5

Enterprise Operations (1) Millions of Mexican pesos	2021	2020	Change %	4Q’21	4Q’20	Change %
Revenue	7,272.1	6,783.3	7.2	1,962.3	1,778.1	10.4
Operating Segment Income	2,535.3	2,388.3	6.2	703.5	645.8	8.9
Margin (%)	34.9	35.2		35.9	36.3
(1)
Full year results do not include the consolidation adjustments of Ps.2,141.2 million in revenues nor Ps.637.8 million in Operating Segment Income for 2021, neither the consolidation adjustments of Ps1,857.6 million in revenues nor Ps.581.4 million in Operating Segment Income for 2020. Likewise, fourth quarter results do not include the consolidation adjustments of Ps.703.0 million in revenues nor Ps.183.8 million in Operating Segment Income for fourth quarter 2021, neither the consolidation adjustments of Ps.481.8 million in revenues nor Ps.162.4 million in Operating Segment Income for fourth quarter 2020. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Full year sales and operating segment income in our MSO operations increased by 6.1% and 7.6%, respectively, reaching a margin of 42.9%. Full year sales and operating segment income in our Enterprise Operations increased by 7.2% and 6.2%, respectively.

Sky

The number of net active subscribers decreased by 72.8 thousand during the quarter to 8.2 million as of December 31, 2021. Quarterly decline was mainly driven by 80.2 thousand video disconnections partially offseted by net additions in broadband and mobile subscribers.

The following table sets forth the breakdown of RGUs per service type for Sky as of December 31, 2021 and 2020.

RGUs	4Q’21 Net Adds	2021 Net Adds	2021	2020
Video	(80,203)	(69,219)	7,408,075	7,477,294
Broadband	4,745	61,319	727,226	665,907
Voice	(48)	(291)	601	892
Mobile	2,711	30,266	30,266	n/a
Total RGUs	(72,795)	22,075	8,166,168	8,144,093

Fourth quarter sales decreased by 4.4% to Ps.5,372.3 million compared with Ps.5,616.7 million in the fourth quarter of 2020, mainly explained by lower recharges of Sky’s prepaid packages as children have returned to in-person classes and workers are going back to the office.

Full year sales were Ps.22,026.6 million, relatively flat compared with Ps.22,134.7 million in 2020.
Fourth quarter operating segment income decreased by 13.9% to Ps.1,845.4 million compared with Ps.2,143.2 million in the fourth quarter of 2020, driven by the amortization of certain sporting events, and the lower revenue. The margin was 34.4%.

Full year operating segment income decreased by 6.9% to Ps.8,504.2 million compared with Ps.9,135.3 million in 2020, impacted by the amortization of certain sporting events that were cancelled in 2020 due to the COVID-19 pandemic. The margin was 38.6%.

Content

Fourth quarter sales increased by 4.0% to Ps.11,559.3 million compared with Ps.11,111.5 million in the fourth quarter of 2020.

Full year sales increased by 10.2% to Ps.35,941.9 million compared with Ps.32,613.0 million in 2020.

Millions of Mexican pesos	2021	%	2020	%	Change %
Advertising	19,162.0	53.3	16,349.8	50.1	17.2
Network Subscription	5,390.8	15.0	5,466.2	16.8	(1.4)
Licensing and Syndication	11,389.1	31.7	10,797.0	33.1	5.5
Net Sales	35,941.9		32,613.0		10.2

Advertising

Fourth quarter advertising sales were Ps.7,103.2 million, increasing by 7.2% compared with Ps.6,628.1 million in the fourth quarter of 2020 as most of our private sector clients are looking to position their brands, products and services in front of consumers.

Full year advertising sales increased by 17.2% as the economic rebound has been driving marketing activity and advertising spending across all major categories.

Forecasted advertising customer deposits for 2022 increased by 12.8%, representing the best upfront performance on Televisa’s history.

Network Subscription

Fourth quarter Network Subscription revenues were Ps.1,392.5 million, relatively flat compared with Ps.1,401.7 million in the fourth quarter of 2020.

Full year Network Subscription revenue decreased by 1.4% compared to 2020.

Licensing and Syndication

Fourth quarter Licensing and Syndication sales decreased by 0.6% to Ps.3,063.6 million from Ps.3,081.7 million in the fourth quarter of 2020. Royalties from Univision remained flat, reaching U.S.$110.0 million in the fourth quarter of 2021, notwithstanding the decrease of political ad spending compared to the same period of 2020. For the full year 2021 royalties from Univision increased by 10.1%, reaching an all-time-high of U.S.$417.8 million.

Fourth quarter operating segment income, increased by 1.3% to Ps.5,443.7 compared with Ps.5,371.4 million in the fourth quarter of 2020. The margin was 47.1%.

Full-year operating segment income increased by 11.5% to Ps.13,779.0 million compared with Ps. 12,360.8 million in 2020, while the margin was 40 bps higher than that of 2020, reaching 38.3%.

Other Businesses

Fourth quarter sales increased by 23.8% to Ps.1,448.2 million compared with Ps.1,170.0 million in the fourth quarter of 2020. Full year sales increased by 17.6% to Ps.5,029.1 million compared with Ps.4,276.0 million in 2020.

Fourth quarter operating segment income increased by 123.9% to Ps.368.5 million compared with Ps.164.6 million in the fourth quarter of 2020. Full year operating segment income increased by 678.9% to Ps.907.3 million compared with Ps.116.5 million in 2020.

Corporate Expense

Corporate expense increased by Ps.320.6 million, or 17.0%, to Ps.2,203.5 million in 2021, from Ps.1,882.9 million in 2020. This increase is due to a higher employee profit sharing expense.  In addition, share-based compensation expense in 2021 and 2020, amounted to Ps.1,088.4 million and Ps.984.4 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is  measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Income or Expense, Net

Other income, net, increased by Ps.2,160.3 million, to Ps.2,394.0 million in 2021, from Ps.233.7 million in 2020. This increase reflected primarily (i) a Ps.4,547.0 million pre-tax gain on disposition of our former 40% equity stake in Ocesa Entretenimiento, S.A. de C.V. (“OCEN”), a live entertainment company with operations primarily in Mexico, which sale was concluded in December 2021. This pre-tax gain was partially offset by (i) a higher expense related to a legal and financial advisory and professional services;(ii) accrued expense related to the combination with Univision of our Content business operations and other net assets in the first quarter of 2022; (iii) surcharges resulting from payments made in 2021 by three companies in our Cable, Sky and Content segments for income taxes of prior years; (iv) an increase in impairment adjustments primarily in connection with goodwill, intangible assets and property and equipment in our Other Businesses segment; (v) a higher non-recurring severance expense in connection with dismissals of personnel in the Content and Cable segments; (vi) the absence in 2021 of a Ps.932.4 million pre-tax gain on disposition of our 50% equity stake in our former Radio business, which sale was concluded in July, 2020; and (vii) the absence in 2021 of a Ps.167.6 million one-time cash reimbursement in the second quarter of 2020, in connection with a legal outcome favorable to our former associate, Imagina Media Audiovisual, S.L.

The following table sets forth the breakdown of cash and non-cash other income (expense), net, stated in millions of Mexican pesos, for the years ended December 31, 2021 and 2020.

Other income (expense), net	2021	2020
Cash	2,811.0	197.9
Non-cash	(417.0)	35.8
Total	2,394.0	233.7

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the years ended December 31, 2021 and 2020.

	2021	2020	Favorable (Unfavorable) change
Interest expense	(9,162.4)	(10,482.2)	1,319.8
Interest income	620.2	1,133.0	(512.8)
Foreign exchange (loss) gain, net	(1,944.6)	3,004.9	(4,949.5)
Other finance (expense) income, net	(1,183.2)	89.3	(1,272.5)
Finance expense, net	(11,670.0)	(6,255.0)	(5,415.0)

Finance expense, net, increased by Ps.5,415.0 million, or 86.6%, to Ps.11,670.0 million in 2021, from Ps.6,255.0 million in 2020.

This increase reflected:

(i)
a Ps.4,949.5 million unfavorable change in foreign exchange gain or loss, net, resulting primarily from a 2.8% depreciation of the Mexican peso against the U.S. dollar for the year ended December 31, 2021, on a higher U.S. dollar average net liability position in 2021; compared with an average appreciation of the Mexican peso against the U.S. dollar during the year ended  December 31, 2020;

(ii)	a Ps.512.8 million decrease in interest income, primarily explained by a lower average amount of cash equivalents; and

(iii)	a Ps.1,272.5 million unfavorable change in other finance income or expense, net, resulting primarily from changes in fair value of our derivative contracts.

These unfavorable variances were partially offset by a Ps.1,319.8 million decrease in interest expense, primarily due to a lower average principal amount of long-term debt in 2021.

Share of Income or Loss of Associates and Joint Ventures, Net

Share of income or loss of associates and joint ventures, net, changed by Ps.9,298.5 million, to a share of income of Ps.3,558.8 million in 2021, from a share of loss of Ps.5,739.7 million in 2020. This favorable change reflected mainly (i) the absence of a Ps.5,455.4 million impairment adjustment to the carrying value of our investment in shares of Univision Holdings, Inc. (“UHI”) as of March 31 of 2020; (ii) a higher share of income of Univision Holdings II, Inc. (“UH II”, currently TelevisaUnivision, Inc.), the successor company of UHI,  and the controlling company of Univision Communications Inc. (“UCI” and jointly with UHI, UH II, “Univision”); and (iii) a lower share of loss of OCEN, in which we mantained a 40% interest and disposed of in December, 2021, as discussed below.

Income Taxes

Income taxes increased by Ps.2,266.0 million, or 43.3%, to Ps.7,493.9 million in 2021, compared with Ps.5,227.9 million in 2020. This increase reflected mainly a higher effective income tax rate, primarily in connection with (i) an inflationary tax gain in some of our companies resulting primarily from a higher inflation in 2021 (7.4% in 2021 compared to 3.2% in 2020); (ii) additional income taxes from prior years paid by three of our companies, resulting from assessments made by the Mexican tax authority in the second and third quarters of 2021; (iii) a partial write-off of a deferred income tax asset recognized in 2014, as result of an assessment made by the Mexican tax authority in the first quarter of 2022; and (iv) income taxes paid in 2021 from gains on sales of shares and property among some of our companies in conjunction with reorganization activities contemplated by the Transaction Agreement entered into by Televisa and UHI in April 2021.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.361.4 million, or 23.3%, to Ps.1,191.7 million in 2021, compared with Ps.1,553.1 million in 2020. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky and Cable segments.

Capital Expenditures

During 2021, we invested approximately U.S.$1,149.1 million in property, plant and equipment as capital expenditures. The following table sets forth the breakdown by segment of capital expenditures for 2021 and 2020.

Capital Expenditures Millions of U.S. Dollars	2021	2020
Cable	854.5	662.5
Sky	244.1	250.2
Content and Other Businesses	50.5	26.7
Total	1,149.1	939.4

Closing of the Transaction with TelevisaUnivision

After receiving all required regulatory approvals, on January 31, 2022, Televisa and TelevisaUnivision, Inc. (“TelevisaUnivision”, formerly UH II) announced that the combination of the Group’s media, content and production assets with Univision was concluded on that date. As a result, in the first quarter of 2022, Televisa expects to (i) increase its cash and cash equivalents in the amount of approximately U.S.$3,220 million; (ii) increase its investment in common and preferred shares of TelevisaUnivision in the amount of U.S.$1,500 million; (iii) recognize a net gain on the disposal with Univision of its former Content business and other net assets in the consolidated statement of income for the first quarter of 2022; (iv) increase its share of income or loss in associates derived from a larger ownership in TelevisaUnivision; and (v) increase its consolidated finance income derived from returns from the investment in preferred shares issued by TelevisaUnivision. The expected results of this transaction will be partially offset in the consolidated statement of income for the first quarter of 2022, by a reduction in the consolidated operating income resulting primarily from the disposal of the former Content business. Also, beginning in the first quarter of 2022, Televisa will present the results of operations from the disposed businesses as discontinued operations in the consolidated statements of income for any prior period presented for comparative purposes and for the month ended January 31, 2022.

Disposal of OCEN

In December, 2021, Televisa announced the closing of the sale of the unconsolidated 40% equity participation in OCEN to Live Nation Entertainment, Inc. (“Live Nation”). Televisa received approximately Ps.5.2 billion for the equity interest in OCEN, and Live Nation held back and retained 7% of the total amount of the transaction to cover OCEN potential operating losses, if any, for a period of time following closing, in addition to certain customary closing adjustments.

Debt and Lease Liabilities

The following table sets forth the total debt and lease liabilities as of December 31, 2021 and 2020. Amounts are stated in millions of Mexican pesos.

	December 31, 2021	December 31, 2020	Increase (Decrease)
Current portion of long-term debt	4,106.4	617.0	3,489.4

Long-term debt, net of current portion	121,685.7	121,936.0	(250.3)

Total debt (1)	125,792.1	122,553.0	3,239.1

Current portion of long-term lease liabilities	1,478.4	1,277.7	200.7

Long-term lease liabilities, net of current portion	8,202.2	8,014.6	187.6

Total lease liabilities	9,680.6	9,292.3	388.3

Total debt and lease liabilities	135,472.7	131,845.3	3,627.4

(1) As of December 31of 2021 and 2020, total debt is presented net of finance costs in the amount of Ps.1,207.1million and Ps.1,324.3 million, respectively.

As of December 31, 2021, the consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, temporary investments and certain non-current investments in financial instruments) was Ps.105,219.9 million. The aggregate amount of non-current investments in financial instruments included in the consolidated net debt position as of December 31, 2021, amounted to Ps.4,462.9 million.
Shares Outstanding

As of December 31, 2021 and 2020, our shares outstanding amounted to 329,295.9 million and 325,992.5 million shares, respectively, and our CPO equivalents outstanding amounted to 2,814.5 million and 2,786.3 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of December 31, 2021 and 2020, the GDS (Global Depositary Shares) equivalents outstanding amounted to 562.9 million and 557.3 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Sustainability

During the fourth quarter, MSCI upgraded Televisa rating to BBB after being at B for a year. MSCI is a leading provider of critical decision support tools and services for the global investment community.

Also, for the fifth consecutive year, the Company has been selected as a member of the 2021 Dow Jones Sustainability MILA Pacific Alliance Index, which measures best-inclass companies among members of the S&P MILA Pacific Alliance Composite that fulfill certain sustainability criteria better than the majority of their peers within a given industry. In addition, Televisa was selected as one of only four Mexican companies in the 2021 Dow Jones Sustainability Emerging Markets Index. This year, Televisa’s Corporate Sustainability Assessment score increased, demonstrating the Company’s strong commitment to making sustainability an important component in the formulation of its business strategy.
The Dow Jones Sustainability Indices are a family of best-in-class benchmarks for investors who recognize that sustainable business practices are critical to generating long-term shareholder value and wish to reflect their sustainability convictions in their investment portfolios.

Throughout 2021, Televisa's many sustainability efforts continued to be recognized globally. For example, the Company was included in three FTSE4Good Index Series: FTSE4Good Emerging Markets, FTSE4Good Emerging Latin America, and FTSE4Good BIVA. Also, Televisa was selected as a constituent of the ESG index, launched by S&P, Dow Jones, and the Mexican Stock Exchange. Finally, Televisa was confirmed as a United Nations Global Compact signatory, the world's largest corporate sustainability initiative.

COVID-19 Impact

For the quarter ended December 31, 2021, the financial crisis caused by the COVID-19 pandemic still had a negative effect on our business, financial position and results of operations, and it is currently difficult to predict the degree of the impact in the future.

We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings.  In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand for our products across our segments as our clients and customers reduce or defer their spending.

Although vaccination efforts continue, the Mexican Government is still implementing its plan to reactivate economic activities in accordance with color-based phases determined in every state of the country. Most non-essential economic activities are open, and there are some limitations in place with respect to capacity and hours of operation. Notwithstanding the foregoing, during the quarter ended December 31, 2021, this has affected, and is still affecting the ability of our employees, suppliers and customers to conduct their functions and businesses in their typical manner.

We continued operating our media business (until its combination with Univision on January 31,  2022) and our telecommunications business uninterrupted to continue benefiting the country with connectivity, entertainment and information, and during the quarter ended December 31, 2021, we continued with the production of new content in accordance with the requirements and health guidelines imposed by the Mexican Government.  The Content business continued to recover during the quarter ended December 31, 2021 as a result of the easing in lockdown restrictions in most jurisdictions in which our customers are located.

In our Other Businesses segment, sporting and other entertainment events for which we have broadcast rights, or which we produce, organize, promote and/or are located in venues we own, are operating with some restrictions and taking the corresponding sanitary measures, and our casinos are operating with reduced capacity and hours of operation, with some casinos closing and reopening in regions with a high number of COVID-19 cases, as mandated by the authorities.  Local authorities may impose additional rules, including restrictions on capacity and operating hours, which may affect the results of our Other Businesses segment in the following months.

In addition, the authorities may impose restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines, which could be expensive or burdensome to implement, and which may affect our operations.

The magnitude of the impact on our business will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, we are not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting our business, financial position and results of operations over the near, medium or long-term.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2020, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

About Televisa

Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 60 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2020
 (Millions of Mexican Pesos)

	December 31,		December 31,
	2021		2020
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	25,593.3	Ps.	29,058.1
Temporary investments		196.6		-
Trade notes and accounts receivable, net		13,312.9		12,343.8
Other accounts and notes receivable, net		17,746.2		12,655.5
Due from related parties		874.9		787.0
Transmission rights and programming		7,591.7		6,396.2
Inventories		2,212.9		1,641.3
Contract costs		1,782.7		1,598.4
Other current assets		3,647.5		4,580.8
Total current assets		72,958.7		69,061.1

Non-current assets:
Trade notes and accounts receivable, net of current portion		385.1		-
Derivative financial instruments		133.2		-
Transmission rights and programming		12,421.1		7,982.8
Investments in financial instruments		6,076.1		7,002.7
Investments in associates and joint ventures		26,704.2		22,813.5
Property, plant and equipment, net		87,922.1		83,281.6
Right-of-use assets, net		7,604.5		7,212.2
Intangible assets, net		42,255.9		42,724.2
Deferred income tax assets		32,542.9		27,999.7
Contract costs		3,215.6		2,943.1
Other assets		681.1		225.4
Total non-current assets		219,941.8		202,185.2
Total assets	Ps.	292,900.5	Ps.	271,246.3

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2020
(Millions of Mexican Pesos)

	December 31,		December 31,
	2021		2020
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt	Ps.	4,106.4	Ps.	617.0
Interest payable		2,032.0		1,934.7
Current portion of lease liabilities		1,478.4		1,277.7
Derivative financial instruments		149.1		2,017.0
Trade accounts payable and accrued expenses		22,588.5		21,943.2
Customer deposits and advances		9,032.3		5,935.9
Income taxes payable		7,744.6		2,013.5
Other taxes payable		4,417.0		4,463.3
Employee benefits		2,322.0		1,262.6
Due to related parties		82.1		83.0
Other current liabilities		2,546.2		2,161.6
Total current liabilities		56,498.6		43,709.5
Non-current liabilities:
Long-term debt, net of current portion		121,685.7		121,936.0
Lease liabilities, net of current portion		8,202.2		8,014.6
Derivative financial instruments		23.8		1,459.3
Income taxes payable		104.8		767.1
Deferred income tax liabilities		2,249.2		1,786.3
Post-employment benefits		1,941.8		2,080.7
Other long-term liabilities		6,407.7		3,553.7
Total non-current liabilities		140,615.2		139,597.7
Total liabilities		197,113.8		183,307.2

EQUITY
Capital stock		4,836.7		4,907.8
Additional paid-in-capital		15,889.8		15,889.8
		20,726.5		20,797.6
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		80,023.4		83,391.7
Net income (loss) for the period		5,386.5		(1,250.3)
		87,548.9		84,280.4
Accumulated other comprehensive loss, net		(13,582.8)		(15,556.8)
Shares repurchased		(14,205.1)		(16,079.1)
		59,761.0		52,644.5
Equity attributable to stockholders of the Company		80,487.5		73,442.1
Non-controlling interests		15,299.2		14,497.0
Total equity		95,786.7		87,939.1
Total liabilities and equity	Ps.	292,900.5	Ps.	271,246.3

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2021 AND 2020
(Millions of Mexican Pesos)

	Three months ended December 31,				Twelve months ended December 31,
	2021		2020		2021		2020
	(Unaudited)		(Unaudited)		(Unaudited)		(Audited)

Net sales	Ps.	28,811.8	Ps.	27,782.7	Ps.	103,521.8	Ps.	97,361.6

Cost of sales		15,773.5		15,438.9		59,561.5		56,989.6

Selling expenses		2,723.3		2,797.9		10,460.2		10,366.6

Administrative expenses		3,728.6		3,285.7		13,710.8		12,713.7
Income before other expense		6,586.4		6,260.2		19,789.3		17,291.7
Other income (expense), net		3,239.5		(423.7)		2,394.0		233.7
Operating income		9,825.9		5,836.5		22,183.3		17,525.4
Finance expense		(2,597.6)		(4,127.4)		(12,290.2)		(10,482.2)
Finance income		494.9		6,359.3		620.2		4,227.2
Finance (expense) income, net		(2,102.7)		2,231.9		(11,670.0)		(6,255.0)
Share of income (loss) of associates and joint ventures, net		1,377.6		(408.8)		3,558.8		(5,739.7)
Income before income taxes		9,100.8		7,659.6		14,072.1		5,530.7
Income taxes		(5,685.9)		(4,082.1)		(7,493.9)		(5,227.9)
Net income	Ps.	3,414.9	Ps.	3,577.5	Ps.	6,578.2	Ps.	302.8

Net income (loss) attributable to:
Stockholders of the Company	Ps.	3,028.7	Ps.	3,312.3	Ps.	5,386.5	Ps.	(1,250.3)
Non-controlling interests		386.2		265.2		1,191.7		1,553.1
Net income	Ps.	3,414.9	Ps.	3,577.5	Ps.	6,578.2	Ps.	302.8

Basic earnings (loss) per CPO attributable to stockholders of the Company	Ps.	1.08	Ps.	1.17	Ps.	1.93	Ps.	(0.44)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.

(Registrant)

Dated: March 1, 2022	By:	/s/ Luis Alejandro Bustos Olivares

	Name:	Luis Alejandro Bustos Olivares

	Title:	Legal Vice President and General Counsel